ORCHARD FIRST SOURCE, INC.
2850 West Golf Road, Suite 520
Rolling Meadows, Illinois 60008
(847) 734-2000

October 31, 2007

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Orchard First Source, Inc.
Request to Withdraw Registration Statement on Form N-2
(Registration Nos. 333-114657; 814-00662) and Related Registration on
Form 8-A12G (Registration No. 000-50696) Filed April 20, 2004

Ladies and Gentlemen:

Orchard First Source, Inc., a Maryland corporation (the “Registrant”), respectfully requests that the Registrant’s Registration Statement on Form N-2 (Registration No. 333-114657 and 814-00662) and the related registration on Form 8-A12G (Registration No. 000-50696) filed on April 20, 2004 (together with all exhibits thereto, the “Registration Statement”) be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”).

The Registration Statement was filed for purposes of registering shares of the Registrant’s common stock. The Registrant is requesting to withdraw the Registration Statement because it is not seeking to commence investment operations or offer its shares at this time. The Registration Statement has not become effective and the Registrant has made no further filings since the Registration Statement was filed. In addition, no securities were sold in connection with the offering.

Pursuant to paragraph (b) of Rule 477 of the Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this application, unless the Securities and Exchange Commission (the “Commission”) notifies the Registrant otherwise within 15 calendar days of the filing of this application. To the extent needed, the Registrant hereby respectfully requests that an order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) under the Act.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (847) 734-7910 and via mail at Orchard

First Source, Inc., 2850 West Golf Road, Suite 520, Rolling Meadows, Illinois 60008 and to Frank H. Golay, Esq. of Sullivan & Cromwell LLP, outside counsel to the Registrant, via facsimile at (310) 712-8800 and via mail at Sullivan & Cromwell LLP, 1888 Century Park East, Suite 2100, Los Angeles, CA 90067.

If you have any questions regarding the foregoing application for withdrawal, please call me at (847) 734-2040 or Frank H. Golay at (310) 712-6600.

Sincerely, ORCHARD FIRST SOURCE, INC.
By:	/s/ Robert E. Martin

	Name: Title:	Robert E. Martin Chief Operating Officer